

February 9, 2023

Hiroyuki Sugimoto
Chairman and Chief Executive Officer
SYLA Technologies Co., Ltd.
Ebisu Prime Square Tower 7F, 1-1-39
Hiroo, Shibuya-ku, Tokyo, Japan

      Re: SYLA Technologies Co., Ltd.
          Amendment No. 4 to Registration Statement on Form F-1
          Filed January 31, 2023
          File No. 333-268420

Dear Hiroyuki Sugimoto:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2023 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed January 31, 2023

Business Overview , page 1

1. We note your response to our prior comment 1 stating that you lease the building in which the data center is located to Getworks. Please address the following:
   - Provide us the details of the significant lease terms with Getworks;
   - Tell us if the lease payments you receive vary based on mining outcomes or anything else related to Getwork's mining business;
   - Explain whether your business may earn any income from Getworks outside of fixed monthly lease payments;
   - Tell us whether you have a significant asset concentration leased to a single tenant as a result of entering into a lease agreement with Getworks and if so, what

consideration you gave to filing audited financial statements of Getworks; and
- Tell us the value of the building (and its land, if applicable) recorded on the balance sheet as of the periods presented.

Index to Financial Statements, page F-1

2. We note your response to our prior comment 3 indicating that the disposition of the mining business did not meet the asset, investment and income threshold test for providing pro forma financial statements. Please provide us with the details of the income component of your income test calculation, which compares your proportionate share of consolidated income or loss from continuing operations before taxes of the mining machine business to your consolidated income from continuing operations before taxes. We refer you to Rule 1-02(w)(1)(iii) of Regulation S-X. Additionally, please further explain to us how you considered net earnings of the disposed mining machine business in making the determination that the disposal did not represent a strategic shift and did not meet the criteria for presentation as discontinued operations.

You may contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Craig D. Linder, Esq.